SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TRANS ENERGY, INC.

(Name of Subject Company (issuer))

WV MERGER SUB, INC.

a wholly owned subsidiary of

EQT CORPORATION

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

89323B 30 6

(CUSIP Number of Class of Securities)

Lewis B. Gardner, Esq.

General Counsel and Vice President, External Affairs

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(412) 553-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael L. Bengtson

James B. Marshall

Baker Botts L.L.P.

98 San Jacinto Blvd., Suite 1500

Austin, Texas 78701

(512) 322-2500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*                 Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding shares of common stock, par value $0.001 per share of Trans Energy, Inc. (“Trans Energy”) by WV Merger Sub, Inc. (the “Purchaser”), a wholly owned subsidiary of EQT Corporation (“EQT”).

The tender offer described herein has not commenced. This filing, including the exhibit filed herewith, is neither an offer to purchase nor a solicitation of an offer to sell shares of Trans Energy. At the time the tender offer is commenced, EQT and the Purchaser intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal, and other documents relating to the tender offer and Trans Energy would file with the SEC a Solicitation/Recommendation Statement on Schedule 14d-9 with respect to the tender offer. These documents will contain important information about the tender offer and stockholders of Trans Energy are urged to read them carefully when they become available. The documents will be available to all stockholders of Trans Energy free of charge on the SEC’s website at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents when available from the information agent named in the offer to purchase.

EXHIBIT INDEX

(a)(5)(A)   — News Release issued by EQT on October 25, 2016.

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